UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-39339

HiTek Global Inc.

(Translation of registrant’s name into English)

Unit 304, No. 30 Guanri Road, Siming District

Xiamen City, Fujian Province, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Share Purchase Agreement

On August 3, 2026, HiTek Global Inc. (the “Company”) entered into a Share Purchase Agreement (the “SPA”) with MAI THI MY UT (the “Seller”), Ju Fu Limited, Fourth Coco Technology Limited and Beijing Fourth Coco Technology Co., Ltd. (北京四个椰子信息技术有限公司), pursuant to which the Company agreed to acquire from the Seller all of the issued and outstanding shares of Ju Fu Limited, a business company incorporated in the British Virgin Islands (“Ju Fu”) (such transaction, the “Acquisition”). Ju Fu, through its wholly owned subsidiaries, Fourth Coco Technology Limited and Beijing Fourth Coco Technology Co., Ltd. (北京四个椰子信息技术有限公司), is engaged in the advertising and digital marketing business conducted under the brand of “Beijing Fourth Coco” (四个椰子).

The aggregate consideration payable by the Company in connection with the Acquisition is US$20,000,000, consisting of (i) US$14,000,000 in cash consideration, payable in stages and in part on a deferred basis subject to the achievement of specified performance targets of Ju Fu and its subsidiaries, and (ii) 4,000,000 Class A ordinary shares of the Company (the “Consideration Shares”) valued at the stipulated amount of $6,000,000, subject to adjustment for changes to the Company’s capitalization, in each case in accordance with the terms of the SPA. Furthermore, the Consideration Shares are subject to certain performance-based lock-up, leak-out, sale-proceeds limitation, carry-forward, forfeiture, surrender and cancellation provisions as set forth in the SPA.

The Acquisition is expected to close in two tranches, with the first closing and the second closing to occur on or before the tenth and sixtieth calendar days from August 3, 2026, respectively, in each case subject to the satisfaction or waiver of the applicable closing conditions, unless otherwise agreed by the parties in writing.

The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the full text of the SPA, a copy of which is furnished as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

Regulation FD Disclosure.

On August 3, 2026, the Company issued a press release announcing the Acquisition. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

This report on Form 6-K shall be deemed to be incorporated by reference into: (i) the registration statement on Form F-3, as amended (File No. 333-279459); and (ii) the registration statement on Form F-3 (File No. 333-281723) of the Company (collectively, and as amended from time to time, the “Registration Statements”), and into each prospectus or prospectus supplement outstanding under the Registration Statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
10.1	Share Purchase Agreement, dated August 3, 2026, by and among HiTek Global Inc., Ju Fu Limited, Fourth Coco Technology Limited, Beijing Fourth Coco Technology Co., Ltd. and MAI THI MY UT
99.1	Press Release dated August 3, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2026

HiTek Global Inc.

By:	/s/ Xiaoyang Huang
Xiaoyang Huang
Chief Executive Officer
(Principal Executive Officer)

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